# SEC Schedule 13D/A (Amendment No. 2) — Beneficial ownership report by holders of more than 5% of a class

Issuer: AMERISERV FINANCIAL INC /PA/, CIK 0000707605
CUSIP: 03074Al02
Title of class of securities: Common Stock, Par Value $0.01 Per Share
Address of issuer's principal executive offices: MAIN & FRANKLIN STS, JOHNSTOWN, Pennsylvania (PA), 15907
Date of event which requires filing of this statement: 01/06/2026
The filing person previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D.
Amends the filing with accession number 0001437749-24-012669
Filed by CIK 0001988062
Persons authorized to receive notices and communications: Bryan Abbott, c/o SB Value Partners, L.P., 1903 San Pedro Ave., San Antonio, Texas (TX), 78212-3310, (210) 483-5050

## Reporting persons
- SB Value Partners, L.P. (CIK 0001988062): type of reporting person: partnership (PN), investment adviser (IA); citizenship or place of organization: Texas (TX); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 1,645,051; shared voting power 0; sole dispositive power 1,645,051; shared dispositive power 0; aggregate amount beneficially owned 1,645,051 (9.7% of the class)
  Comment: (1) The figure reported in Items 7, 9, and 11 on the cover page to this Schedule 13D includes (i) an aggregate of 370,500 shares of Common Stock to be issued by the Issuer to the Reporting Person pursuant to the A&R Consulting Agreement, as disclosed under Items 3 and 4 of this Schedule 13D, and (ii) 1,274,551 shares of Common Stock held by the Reporting Person prior to such issuance.
  
  (2) The percentage reported in Item 13 on the cover page to this Schedule 13D is based upon (i) 16,522,267 shares of Common Stock outstanding as of November 10, 2025, according to the Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2025, filed by the Issuer with the U.S. Securities and Exchange Commission on November 13, 2025, and (ii) an aggregate of 433,000 shares of Common Stock to be issued by the Issuer pursuant to the A&R Consulting Agreement, as disclosed under Items 3 and 4 of this Schedule 13D.

## Item 1. Security and Issuer
Title of class of securities: Common Stock, Par Value $0.01 Per Share
Name of issuer: AMERISERV FINANCIAL INC /PA/
Address of issuer's principal executive offices: MAIN & FRANKLIN STS, JOHNSTOWN, Pennsylvania (PA), 15907
Comment: This Amendment No. 2 to the Schedule 13D (this "Amendment") amends and supplements the initial Schedule 13D filed by the Reporting Person with the U.S. Securities and Exchange Commission (the "SEC") on April 22, 2024, as amended by Amendment No. 1 thereto that was filed by the Reporting Person with the SEC on April 17, 2025 (collectively with this Amendment No. 2, the "Schedule 13D" or the "Statement"). Capitalized terms used but not defined in this Amendment shall have the meanings set forth in the Schedule 13D. Except as amended, restated and/or supplemented by this Amendment, the Schedule 13D remains unchanged.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
Item 3 of the Schedule 13D is hereby amended and supplemented as follows:

"The information disclosed under Item 4 of this Amendment is hereby incorporated by reference into this Item 3.

Pursuant to the A&R Consulting Agreement (as defined in Item 4 of this Amendment) and in consideration of both the consulting and advisory services provided by the Reporting Person under and exceeding the scope of the Consulting Agreement and the consulting and advisory services to be provided by the Reporting Person under the A&R Consulting Agreement, the Issuer agreed to issue, on or about January 6, 2026, (i) 350,000 shares of the Common Stock to the Reporting Person (or its designated affiliate), and (ii) 20,500 shares of the Common Stock to a designated affiliate of the Reporting Person, as more fully disclosed in Item 4 of this Amendment. No cash consideration was or will be paid by the Reporting Person in connection with the acquisition of the foregoing shares."

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4 of the Schedule 13D is hereby amended and supplemented as follows:

"The information disclosed under Item 3 of this Amendment is hereby incorporated by reference into this Item 4.

As a result of the value of the services provided to date by the Reporting Person under the Consulting Agreement and services provided by the Reporting Person beyond the scope of the Consulting Agreement, the Issuer entered into an Amended and Restated Consulting Agreement (the "A&R Consulting Agreement") with the Reporting Person on January 6, 2026 pursuant to which, among other things, the Issuer expands and supplements the nature and scope of the consulting services to be provided by the Reporting Person beyond the Issuer's wealth management division (the "Phase II Consulting Services").

Under the A&R Consulting Agreement, in addition to the services to be provided under the Consulting Agreement, the Reporting Person is also engaged by the Issuer to perform, for the period from January 6, 2026 to June 30, 2026, which automatically extends for additional 6-month periods (up to end of the 4-year term of the Consulting Agreement) unless either party gives a written notice of termination at least 30 days prior to the end of the applicable 6-month period (such period, the "Phase II Consulting Period"), the Phase II Consulting Services, which include (i) developing, in conjunction with the appropriate Issuer managers, business development plans for an agreed upon number of the Issuer's business lines if, when and where applicable; (ii) developing, in conjunction with the appropriate Issuer managers, revenue, assets under management, and cash generated goals and objectives for an agreed upon number of the Issuer's business lines if, when and where applicable; (iii) developing, in conjunction with the appropriate Issuer managers, key performance indicators and actionable reporting plans relating to key performance indicators of select Issuer business lines; (iv) developing, in conjunction with the appropriate Issuer managers, written policies relating specifically to performance and accountability of select Issuer business lines; and (v) consulting with appropriate Issuer personnel regarding best in class shareholder relations and communications. In connection with the Phase II Consulting Services, 2 experienced and senior level employees (the "Seconded SBV Employees") of the Reporting Person, who have been previously identified to the Issuer, will be made available on a full-time basis during the Phase II Consulting Period to assist with and provide specific Phase II Consulting Services as agreed upon by the Issuer and the Reporting Person.

In consideration of (i) the consulting and advisory services under the Consulting Agreement since April 2025, (ii) services provided by the Reporting Person since April 2025 that exceeded the scope of consulting and advisory services under the Consulting Agreement, and (iii) the Phase II Consulting Services, the Issuer agreed to issue on or about January 6, 2026 (a) to the Reporting Person (or its designated affiliate), 350,000 shares (the "SBV Shares") of the Common Stock and (b) an aggregate of 83,000 shares (the "Employee Incentive Shares") of the Common Stock for the benefit of certain employees or affiliates of the Reporting Person (including 20,500 shares of the Common Stock to be issued to a designated affiliate of the Reporting Person), including the Seconded SBV Employees, who are engaged in performing the consulting and advisory services under the Consulting Agreement or the Phase II Consulting Services. The issuance of the foregoing shares is in lieu of the issuance of shares described in the Consulting Agreement.

In addition, for the Phase II Consulting Services, the Issuer will (i) pay the Reporting Person $20,000 per month in cash during the Phase II Consulting Period, (ii) reimburse the Reporting Person up to $20,000 per month during the Phase II Consulting Period for the base salaries and benefits of the 2 Seconded SBV Employees, and (iii) make incentive cash payments to the Reporting Person with respect to specific tasks performed by the Seconded SBV Employees and in amounts agreed upon in good faith by the Issuer and the Reporting Person. In addition, the Issuer will reimburse the Reporting Person for all of its reasonable out-of-pocket expenses incurred by or on behalf of the Reporting Person in connection with the A&R Consulting Agreement.

Under the A&R Consulting Agreement, the Reporting Person agrees that it will not, and its affiliates will not, transfer without the prior written consent of the Issuer (i) any of the SBV Shares until the later of (a) December 31, 2027, or (b) the expiration or termination of the Phase II Consulting Period, and (ii) any of the Current SBV Shares until the expiration or termination of the Phase II Consulting Period (each date, as applicable, the "Permitted Share Transfer Date"). For a 1-year period following the applicable Permitted Share Transfer Date, the Issuer has the right to purchase any of the SBV Shares, or the shares currently beneficially owned by the Reporting Persons, that the Reporting Person or its affiliate desire to transfer, as described in a written notice to the Issuer and pursuant to the terms set forth in the A&R Consulting Agreement.

The A&R Consulting Agreement will remain in effect until the earlier of April 15, 2029, or the termination of the Cooperation Agreement. Either party may terminate the A&R Consulting Agreement in the event of an uncured material breach of the A&R Consulting Agreement by the other party. The term of the A&R Consulting Agreement may be extended at any time by mutual written agreement of the parties, with the termination date of the A&R Consulting Agreement being extended for a corresponding timeframe.

The foregoing description of the A&R Consulting Agreement does not purport to be complete and is qualified in its entirety by reference to the complete text of the A&R Consulting Agreement and the Issuer's press release, dated January 7, 2026, copies of which are incorporated herein by reference to Exhibit 4 and Exhibit 5 to this Amendment, respectively."

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Item 5 of the Schedule 13D is hereby amended and restated in its entirety as follows:

"The aggregate number and percentage of the class of securities identified pursuant to Item 1 beneficially owned by the Reporting Person is stated in Items 11 and 13 on the cover page hereto.
Number of shares as to which each person has sole or shared power to vote or dispose:
Number of shares as to which the Reporting Person has:

(i) sole power to vote or to direct the vote:

See Item 7 on the cover page(s) hereto.

(ii) shared power to vote or to direct the vote:

See Item 8 on the cover page(s) hereto.

(iii) sole power to dispose or to direct the disposition of:

See Item 9 on the cover page(s) hereto.

(iv) shared power to dispose or to direct the disposition of:

See Item 10 on the cover page(s) hereto.
Transactions in the class effected during the past sixty days:
Transactions in the Common Stock that were effected during the past 60 days by the Reporting Person are described below.

On November 11, 2025, pursuant to various open market sales, the Reporting Person sold, on behalf of the Client, an aggregate of 142 shares of Common Stock at a price of $3.11 per share.

On November 12, 2025, pursuant to various open market sales, the Reporting Person sold, on behalf of the Client, an aggregate of 8,820 shares of Common Stock at a price of $3.14 per share.

On November 14, 2025, pursuant to an open market sale, the Reporting Person sold, on behalf of the Client, 1 share of Common Stock at a price of $3.10 per share.

On November 17, 2025, pursuant to various open market sales, the Reporting Person sold, on behalf of the Client, an aggregate of 8,275 shares of Common Stock at a price of $3.10 per share.

On November 18, 2025, pursuant to various open market sales, the Reporting Person sold, on behalf of the Client, an aggregate of 9,100 shares of Common Stock at a price of $3.03 per share.

On December 19, 2025, pursuant to various open market sales, the Reporting Person sold, on behalf of the Client, an aggregate of 1,641 shares of Common Stock at a price of $3.10 per share.

Except as otherwise described herein, including the issuance of the shares of Common Stock as disclosed in Items 3 and 4 of this Amendment, no transactions in the Common Stock were effected during the past 60 days by the Reporting Person.
Other persons with the right to receive dividends or sale proceeds: No other person is known to the Reporting Person to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of the Common Stock covered by this Schedule 13D.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable."

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
Item 6 of the Schedule 13D is hereby amended and supplemented as follows:

"The information disclosed under Item 4 of this Amendment is hereby incorporated by reference into this Item 6."

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Item 7 of the Schedule 13D is hereby amended and supplemented as follows:

"4 Amended and Restated Consulting Agreement, dated as of January 6, 2026, by and between the Issuer and the Reporting Person (incorporated by reference to Exhibit 10.2 to the Current Report on Form 8-K filed by the Issuer with the SEC on January 7, 2026).

5 Press Release, dated January 7, 2026 (incorporated by reference to Exhibit 99.1 to the Current Report on Form 8-K filed by the Issuer with the SEC on January 7, 2026)."

## Signatures
- SB Value Partners, L.P.: /s/ Bryan Abbott, Bryan Abbott/Chief Compliance Officer (01/08/2026)